Exhibit 4.23

Zhejiang Sun Valley Energy Application Technology Co., Ltd.

Share Transfer Agreement

Transferee: Jinko Solar Co., Ltd. (“Jinko”)

Address: 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province

Legal representative: Xiande Li

Position: Chairman of board of directors

Nationality: China

Transferor: Haining Chaoda Warp Knitting Co., Ltd. (“Chaoda Warp Knitting”)

Address: 7, Fengshou Road, Industrial Park, Jingbainkeji, Maqiao, Haining

Legal representative: Baoyang Zhang

Position: Chairman of board of directors

Nationality: China

According to the Company Law of the People’s Republic of China, the Law of the People’s Republic of China on Sino-foreign Equity Joint Venture, Several Regulations of Changes in Equity Interest of Investors in Foreign Investment Enterprises, and other regulations, and based on the original agreement, as follows:

Zhejiang Sun Valley Energy Application Technology Co., Ltd (“Sun Valley”) is a Sino Foreign Equity Joint Venture established in accordance with PRC laws. It has a registered capital of US$10 million and a paid-up capital of US$10 million. Chaoda Warp Knitting holds 75% of the equity interest of Sun Valley.

Chaoda Warp Knitting transfers all of its 75% equity interest in Sun Valley to Jinko. Based on the principle of fairness and mutual benefit and upon amicable negotiation, both parties have entered into this agreement in relation to the above share transfer.

I. Share Transfer and Transfer Price

Chaoda Warp Knitting agrees to transfer all of its 75% equity interest in Sun Valley at a consideration of RMB82,92 5,000 to Jinko, and Jinko agrees to purchase the said 75% equity interest in Sun Valley at the said consideration.

II. Deadline for the Share Transfer and Method of Transfer

The transfer of shares is completed on the date when this agreement becomes effective. Within two days from the signing of this agreement, the transferee shall pay a deposit of RMB 10,000, 000; within three days from the transfer of shares, the transferee shall pay RMB31,462, 500 in cash; within 15 days from the transfer of shares, the transferee shall pay RMB31,462,500 to the transferor; and within three months from the transfer of shares, the transferee shall pay the remaining RMB 10,000, 000 to the transferor.

III. Rights and Obligations of the Transferor and the Transferee

Pursuant to the registration of the transfer of shares with the Administration of Industry and Commerce, the transferee shall enjoy rights and undertake responsibilities according to its capital contribution and the articles of association of Sun Valley.

The Transferor and the Transferee Guarantee:

1.	The transferor guarantees that the shares transferred to the transferee are legally held by the transferor and the transferor enjoys the right of disposal. The transferor guarantees that the shares transferred are not subject to any mortgages, pledges, or are otherwise encumbered, and is not subject to any claims by a third party. In the event of such, the transferor shall bear all liabilities arising from such claims.

2.	Upon the transfer of shares, all rights and obligations attached to the shares in Sun Valley shall be transferred to the transferee.

3.	The transferee recognizes the articles of association of Sun Valley and undertakes to perform the obligations and responsibilities accordingly.

IV. Liabilities

If this agreement cannot be performed or cannot be completely performed due to the default of one party, the defaulting party shall be liable for such defaults. If both parties are in default, each party shall bear its liabilities in accordance with the actual circumstances.

V. Disputes and Applicable Laws

The laws of the People’s Republic of China shall apply. In case of any dispute, both parties shall resolve through amicable negotiation. If the dispute is unresolved by negotiation, the dispute shall be settled by arbitration.

VI. Amendment and Termination

Any amendments to this agreement shall only become effective upon the signing of a written amendment agreement by both parties and subject to the approval by the original approval authority. If any party commits a material breach, the non-defaulting party shall have the right to terminate this agreement by reporting to the original approval authority.

VII. Effectiveness of this Agreement

This agreement is signed by Jinko and Chaoda Warp Knitting and shall become effective upon the shareholders of Sun Valley giving up the right of first refusal regarding the transfer of equity interest provided herein and the issuance of the certificate of approval of the changes in the foreign-invested enterprise.

VIII. Venue and Time

This agreement was signed in the conference room of Sun Valley at Yuanhua Town, Haining, Zhejiang Province, People’s Republic of China, on June 27, 2009.

IX. Others

This agreement is in five copies, each party keeps one copy, Sun Valley, the approval authority, and the registration authority each keeps one copy.

Transferee (seal): /s/ Jinko Solar Co., Ltd.

Legal representative:

Date: June 27, 2009

Transferor (seal): /s/ Haining Chaoda Warp Knitting Co., Ltd.

Legal representative:

Date: June 27, 2009

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